                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934)
                              (Amendment No. 2)*

                              Silver Diner, Inc.
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                               (Name of Issuer)

             Shares of Common Stock (par value $0.00074 per share)
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                       (Title of Class of Securities)

                                   827655101
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                                (CUSIP Number)

                               February 22, 1999
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            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [X]  Rule 13d-1(b)

            [ ]  Rule 13d-1(c)

            [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (03/98)
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CUSIP No.    827655101
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 1.  Names of Reporting Persons.
     I.R.S. Identification No. of above persons (entities only).

     Ype Von Hengst
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 2.  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [X]

     (b)  [ ]
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 3.  SEC Use Only


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 4.  Citizenship or Place of Organization:  United States of America


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                     5.  Sole Voting Power:         19,617 Common Shares

  Number of        -------------------------------------------------------------
  Shares             6.  Shared Voting Power:            0
  Beneficially
  Owned by         -------------------------------------------------------------
  Each Reporting     7.  Sole Dispositive Power:   202,498 Common Shares
  Person
  With             -------------------------------------------------------------
                     8.  Shared Dispositive Power:       0

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 9.  Aggregate Amount Beneficially Owned by Each Reporting Person:
     247,498 Common Shares

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10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)

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11.  Percent of Class Represented by Amount in Row (9) 2.07%


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12.  Type of Reporting Person (See Instructions)

     IN.........................................................................

     ...........................................................................

     ...........................................................................

     This Amendment No. 2 to Schedule 13G (this "Amendment No. 2") is filed by Ype Von Hengst with respect to the common stock, par value $.00074 per share ("Common Shares"), of Silver Diner, Inc., a Delaware corporation (the "Issuer"), and amends the Schedule 13G filed by Mr. Hengst on December 30, 1998 (the "Statement") and the Amendment No. 1 filed by Mr. Hengst on February 1, 1999 ("Amendment No. 1").

Item 8.  Identification and Classification of Members of the Group

The following is hereby added to and should be read together with the disclosures made in Item 8 of Amendment No.1:

     On February 19, 1999, the Steiner Family Partnership acquired 1,559 Common Shares for $1.27 per share. Mr. Steiner is a member of the Group and a director of the Issuer and owns a 25% interest in and is the managing partner of the Steiner Family Partnership. As a result of this acquisition and the acquisitions of Common Shares reported on Amendment No.1, the Common Shares which each member of the Group owns beneficially and of record is as follows:

               Group Member            Common Shares (1)
          -----------------------    ---------------------
           Robert Giaimo                 420,000 (2)(10)
           Catherine Britton           2,499,612 (3)(10)
           Charles Steiner               626,466 (4)(10)
           Robert Pincus                  39,655
           William Rulon-Miller            7,915
           George Mavrikes                52,953 (5)(10)
           Michael Collier                84,049 (6)(10)
           Patrick Meskell               127,578 (7)(10)
           Timothy Cusick                 57,328 (8)(10)
           Ype Von Hengst                247,498 (9)(10)

    (1) Since there are no arrangements, agreements or understandings among the members of the Group with respect to the voting or disposition of the Common Shares acquired by any member of the Group, the business and operations of the Issuer or the control of the Issuer, the number of Common Shares set forth opposite the name of each Group member in the above table does not include the Common Shares owned by each of the other members of the Group.

    (2) The 420,000 Common Shares owned by Mr. Giaimo beneficially and of record include the following: (a) 300,000 Common Shares directly owned by Mr. Giaimo; and (b) 120,000 Common Shares subject to options granted to Mr. Giaimo under the Stock Option Plan. The 420,000 Common Shares owned by Mr. Giaimo beneficially and of record do not include:
         (a) 478,334 Common Shares owned of record by four persons who were principals of Food Trends Acquisition Corporation ("FTAC") prior to the merger of FTAC with and into Silver Diner Development, Inc. ("SDDI") (the "Merger"), which are subject to a voting agreement ("FTAC Affiliate Voting and Lockup Agreement"); (b) 102,135 Common Shares which are subject to a voting agreement and are owned of record by GKN Securities Corp. and/or certain assignees thereof ("GKN Voting and Lockup Agreement"); and (c) 555,005 Common Shares owned of record by stockholders of the Issuer that are subject to voting agreements. The voting rights described in clause (b) of the preceding sentence have been granted to Mr. Giaimo pursuant to the GKN Voting and Lockup Agreement provides that Mr. Giaimo has an irrevocable right to vote such Common Shares with respect to all matters in which stockholder approval is required under the Delaware General Corporation Law, including, without limitation, voting such stockholders' Common Shares in favor of nominees to the Board of Directors of the Issuer and for or against any an all matters that may come before the Issuer's stockholders for a vote. The proxy continues until the earlier of three years after the consummation of the Merger or the sale of the Common Shares by such stockholders to a non-affiliate in a bona fide transaction for value. The voting rights described in clause (c) above have been granted to Mr. Giaimo pursuant to the voting agreements that grant to Mr. Giaimo an irrevocable right to vote with respect to all matters in which stockholder approval is required under the Delaware General Corporation Law, including, without limitation, voting such stockholders' Common Shares in favor of nominees to the Board of Directors of the Issuer and for or against any and all matters that may come before the Issuer's stockholders for a vote. The appointment survives until the earliest of five years after the consummation of the Merger, the public offering of Common Shares by the Issuer from which the Issuer realizes $15 million or more, or the death of the stockholder. The 420,000 Common Shares owned beneficially and of record by Mr. Giaimo do not include any Common Shares owned by Ms. Catherine Britton, Mr. Giaimo's spouse, or Common Shares issuable upon the exercise of certain outstanding stock option agreements ("Options") that will be subject to the terms of Voting and Lockup Agreements between the holders of such Options and Mr. Giaimo.
         Mr. Giaimo disclaims beneficial ownership of Common Shares beneficially owned by Catherine Britton.

    (3) Includes options for 12,000 Common Shares under the 1996 Non-Employee Director Stock Option Plan. Also includes 20,003 Common Shares subject to options granted to Mr. Clinton A. Clark by Mr. Robert T. Giaimo pursuant to a stock option agreement between such parties, which agreement was assigned by Mr. Giaimo to, and assumed by, Ms. Britton. Does not include 420,000 Common Shares beneficially owned by Mr. Giaimo, Ms. Britton's spouse, or the 1,135,474 Common Shares Mr. Giaimo has the power under the voting agreements discussed in Note (2) above. Ms. Britton disclaims beneficial ownership of the Common Shares beneficially owned by Mr. Giaimo.

    (4) Includes 559,466 Common Shares held of record by the Steiner Family Partnership (the "Partnership"). Charles Steiner, a director of the Issuer, owns a 25% interest in and is the managing partner of the Partnership. In addition to the Common Shares Mr. Steiner owns beneficially through his equity interest in the Partnership, Mr. Steiner also owns beneficially (a) 50,000 Common Shares held by the Branch Group, Inc. 401(k) Profit Sharing Plan (Mr. Steiner is sole trustee of the Branch Group, Inc. 401(k) Profit Sharing Plan and one of a number of beneficiaries thereof, holding an approximate 7% interest in the plan); (b) 5,000 Common Shares subject to options granted to Mr. Steiner under the 1991 Stock Option Plan; and (c) 12,000 Common Shares subject to options granted to Mr. Steiner under the 1996 Non-Employee Directors Stock Option Plan. By virtue of his position in the Partnership, Mr. Steiner may be deemed to own beneficially all of the Common Shares held of record by Partnership. Except to the extent of his 25% interest in the Partnership, Mr. Steiner disclaims beneficial ownership of the Common Shares held of record by the Partnership.

    (5) Includes options to purchase 33,336 Common Shares under the Second Amended and Restated 1991 Stock Option Plan.

    (6) Includes (a) options to purchase 26,069 Common Shares under the Second Amended and Restated 1991 Stock Option Plan; and (b) options to purchase 6,123 Common Shares under the 1991 Consultant Stock Option Plan. 31,672 Common Shares owned by Mr. Collier are subject to the terms of a voting agreement described in clause (e) of Note 2.

    (7) Includes: (a) options to purchase 20,003 Common Shares under the Earned Ownership Plan; (b) options to purchase 30,004 Common Shares under the 1991 Stock Option Plan; and (c) options to purchase 30,000 Common Shares under the Stock Option Plan.

    (8) Includes: (a) options to purchase 11,667 Common Shares under the 1991 Stock Option Plan; (b) options to purchase 3,849 Common Shares under the Earned Ownership Plan; and (c) options to purchase 30,000 Common Shares under the Stock Option Plan.

    (9) Includes options to purchase 45,000 Common Shares under the Stock Option Plan. 182,881 Common Shares owned by Mr. Hengst are subject to the terms of a voting agreement described in clause (e) of Note 2.

   (10) Unless otherwise stated in Notes 2 through 9 above, all references to options are to options exercisable currently and within 60 days of February 22, 1999.

Item 9.  Notice of Dissolution of Group

     The formation of the Group is the event which required Mr. Hengst to file the Statement, and the acquisition of additional Common Shares by the Group is the event which required Mr. Hengst to file Amendment No. 1. As of February 22, 1999, the Group dissolved. The dissolution of the Group is the event which required Mr. Hengst to file this Amendment No. 2.

      The members of the Group do not intend to acquire collectively additional Common Shares. However, Mr. Hengst and each Group member reserve the right to purchase additional Common Shares of the Issuer at any time in private or market transactions depending on market conditions and such Group member's evaluation of the Issuer's business and financial condition. Further, some or all of the members of the Group may form other groups to acquire additional Common Shares. If Mr. Hengst participates in any additional transactions involving the Common Shares, Mr. Hengst, in his individual capacity or as a member of another group, will report any such transactions, as required by all applicable securities laws and regulations.


Item 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

Date:  March 4, 1999

                                        /s/ Ype Von Hengst
                                        ----------------------------
                                        Ype Von Hengst